United States securities and exchange commission logo





                        September 8, 2023

       Motti Farbstein
       Chief Financial Officer
       Can-Fite BioPharma Ltd.
       10 Bareket Street
       Kiryat Matalon, P.O. Box 7537
       Petach-Tikva 4951778, Israel

                                                        Re: Can-Fite BioPharma
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 1,
2023
                                                            File No. 333-274316

       Dear Motti Farbstein:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7439 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Gary Emmanuel